Exhibit 12.1
AMBAC FINANCIAL GROUP, INC.
RATIOS OF EARNINGS TO FIXED CHARGES

	Successor								Predecessor
	Nine Months Ended		Year Ended December 31,				Period from May 1 through		Period from Jan 1 through		Year Ended

($ in thousands, except ratios)	September 30, 2016		2015		2014		December 31, 2013		April 30, 2013		December 31, 2012
Earnings:
Pre-tax income (loss)	$191,085		$510,058		$493,253		$512,316		$3,348,033		$(256,505)
Fixed Charges	88,951		115,016		127,754		84,736		30,342		107,724
Earnings	$280,036		$625,074		$621,007		$597,052		$3,378,375		$(148,781)

Fixed charges:
Interest expense	$88,200		$113,100		$125,891		$83,595		$29,718		$105,973
Portion of rental expense deemed to be interest	751		1,916		1,863		1,141		624		1,751
Fixed charges	$88,951		$115,016		$127,754		$84,736		$30,342		$107,724

Ratio of earnings to fixed charges	3.1	x	5.4	x	4.9	x	7.0	x	111.3	x	*

*	Earning for the year ended December 31, 2012 were inadequate to cover fixed charges by $256,505.